STATE OF DELAWARE
CERTIFICATE OF FORMATION
OF LIMITED LIABILITY COMPANY

The undersigned authorized person, desiring to form a limited liability company pursuant to the Limited Liability Company Act of the State of Delaware, hereby certifies as follows:

1.   The name of the limited liability company is Common Dwelling Fund, LLC
_____ .

2.   The Registered Office of the limited liability company in the State of Delaware is located at 14555 Dallas Parkway #100-298_____(street), in the City of Dallas_____, Zip Code 75254_____. The name of the Registered Agent at such address upon whom process against this limited liability company may be served is Ty Lee_____
_____.

By:_____
                    Authorized Person

Name: Ty Lee_____
                    Print or Type